Interim Consolidated | Balance Sheets

(Expressed in thousands of United States dollars)	June 30	December 31
	2006	2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$71,190	$50,639
Concentrate settlements and other receivables	72,689	18,885
Inventory	18,189	15,019
Deferred hedging loss	13,049	4,561
	175,117	89,104

Other assets	14,504	14,117
Deferred hedging loss	2,705	--
Future income tax asset	32,815	15,000
Mineral property, plant and equipment	164,517	177,966
	$389,658	$296,187

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$47,287	$19,556
Current portion of capital lease obligations	4,105	4,215
Current portion of long-term debt	--	13,700
	51,392	37,471

Capital lease obligations	5,705	7,680
Provision for site closure and reclamation obligations	25,897	26,193
Future income tax liability	1,285	1,229
	84,279	72,573

SHAREHOLDERS' EQUITY (Note 2)
Common shares	199,024	195,565
Warrants	8,613	8,715
Contributed surplus	2,168	1,657
Retained earnings	95,574	17,677
	305,379	223,614
	$389,658	$296,187
The accompanying notes form an integral part of these financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Patrick D. Downey, Director

9 |	Q2/2006 Interim Report

Interim Consolidated | Statements of Operations

	Three months ended June 30		Six months ended June 30
(Expressed in thousands of US dollars) (unaudited)	2006	2005	2006	2005

Revenue	$114,695	$54,461	$199,754	$97,020

Cost of sales	56,884	46,228	105,054	86,665
Administrative and general	1,580	1,006	4,715	3,565
Depreciation and depletion	7,101	8,589	17,072	16,979
Interest expense (income)	(702)	493	(677)	1,045
Exploration	2,043	949	2,987	1,342
Currency translation losses (gains)	(2,092)	(25)	(2,411)	39
Accretion of site closure and reclamation costs	386	287	761	579
Other expense (income) (note 5)	8,412	(79)	8,383	(79)
	73,612	57,448	135,884	110,135
Earnings (loss) before income taxes	41,083	(2,987)	63,870	(13,115)
Income tax recovery (expense):
Current	(1,921)	(355)	(2,973)	(620)
Future (note 4)	17,000	--	17,000	--
	15,079	(355)	14,027	(620)
Net earnings (loss) for the period	$56,162	$(3,342)	$77,897	$(13,735)
Net earnings (loss) per share:
Basic	$0.26	$(0.02)	$0.36	$(0.07)
Diluted	$0.25	$(0.02)	$0.35	$(0.07)
Weighted average shares outstanding:
Basic	215,275,933	200,576,967	214,806,041	200,521,818
Diluted	226,972,597	200,576,967	219,516,937	200,521,818

Interim Consolidated | Statements of Retained Earnings (Deficit)
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
(Expressed in thousands of US dollars) (unaudited)	2006	2005	2006	2005

Retained earnings (deficit) at beginning of period	$39,412	$(25,603)	$17,677	$(15,210)
Net earnings (loss) for the period	$56,162	$(3,342)	$77,897	$(13,735)
Retained earnings (deficit), end of period	$95,574	$(28,945)	$95,574	$(28,945)

The accompanying notes form an integral part of these financial statements.

Q2/2006 Interim Report	| 10

Interim Consolidated | Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(Expressed in thousands of US dollars) (unaudited)	2006	2005	2006	2005

CASH PROVIDED BY (USED IN)
Operations
Earnings for the period	$56,162	$(3,342)	$77,897	$(13,735)
Non-cash items:
Depreciation and depletion	7,101	8,589	17,072	16,979
Unrealized currency translation losses (gains)	(241)	(172)	(343)	(265)
Accretion of site closure and reclamation costs	386	287	761	579
Amortization of deferred hedging loss	4,688	--	7,502	--
Amortization of deferred charges	75	374	414	599
Stock-based compensation	279	157	1,444	761
Future income tax recovery	(17,000)	--	(17,000)	--
Change in fair value of forward contracts	13,902	--	21,110	--
	65,352	5,893	108,857	4,918
Changes in non-cash operating working capital and other:
Concentrate settlements and other receivables	(41,139)	(787)	(53,804)	4,067
Inventories	(1,185)	151	(2,484)	(970)
Accounts payable and accrued liabilities	5,536	(1,001)	6,621	991
Settlement of forward contracts	(18,693)	(10,146)	(18,693)	(10,146)
Reclamation costs paid	(494)	--	(2,235)	--
	9,377	(5,890)	38,262	(1,140)
Investments
Purchase of other assets	--	--	(86)	--
Purchase of mineral property, plant and equipment	(2,331)	(3,263)	(4,267)	(6,759)
	(2,331)	(3,263)	(4,353)	(6,759)
Financing
Repayment of capital lease obligation	(941)	(1,224)	(2,085)	(2,438)
Repayment of long-term debt	--	(5,250)	(13,700)	(10,500)
Issuance of common shares	1,644	62	2,427	113
	703	(6,412)	(13,358)	(12,825)
Increase (decrease) in cash and cash equivalents	7,749	(15,565)	20,551	(20,724)
Cash and cash equivalents at beginning of period	63,441	44,098	50,639	49,257
Cash and cash equivalents, end of period	$71,190	$28,533	$71,190	$28,533
Supplementary Information:
Cash paid during the period for:
Interest	$98	$902	$732	$1,869

The accompanying notes form an integral part of these financial statements

11 |	Q2/2006 Interim Report

Notes to | Consolidated Financial Statements

Six months ended June 30, 2006 and 2005
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1.         Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2005. Certain prior year balances have been reclassified to conform to the current year presentation. For the period ended June 30, 2005, $25,456,000 was reclassified, increasing revenue and cost of sales.

2.         Shareholders’ Equity

(a)                Common shares
	Number of shares	Amount
Balance, December 31, 2005	214,011,246	$ 195,565

Issued in Q1 2006:
Pursuant to Employee Share Purchase Plan	45,027	102
On exercise of warrants	314,523	480
On exercise of options	386,800	490
Issued in Q2 2006:
Pursuant to Employee Share Purchase Plan	30,269	113
On exercise of warrants	10,202	27
On exercise of options	810,880	2,247
Balance, June 30, 2006 (unaudited)	215,608,947	199,024

(b)               Stock–based compensation

There were no options granted during the three months ended June 30, 2006 (2005 – 50,000). During the quarter ended June 30, 2006, $240,000 (2005 – $85,000) of stock–based compensation was recognized for options that vested during the quarter.

During the three months ended June 30, 2006, 810,880 options were exercised and 56,500 options were either cancelled or expired.

At June 30, 2006, there were 4,734,340 options outstanding, of which 2,197,140 were exercisable.

During the three months ended March 31, 2006, the Corporation granted a total of 1,352,000 (2005 – 1,205,000) options to employees, with a term of seven years. 1,217,000 of these options are exercisable at Cdn$2.60, 100,000 are exercisable at Cdn$2.52 and 35,000 are exercisable at Cdn$2.65. Twenty percent (242,000) of these options vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the quarter ended March 31, 2006 was $1,480,000 (2005 – $604,000). During the quarter ended March 31, 2006, $1,131,000 (2005 – $578,000) of stock–based compensation was recognized for options that vested during the quarter.

During the three months ended March 31, 2006, a total of 86,800 options were cancelled and 386,800 options were exercised.
Q2/2006 Interim Report	| 12

The fair value of the share options granted during 2006 was estimated using the Black–Scholes pricing model with the following assumptions:

	For Options	For Options	For Options	For Options
	Granted	Granted	Granted	Granted
	in Q2 2006	in Q2 2005	in Q1 2006	in Q1 2005
Risk-free interest rate	--	2.5%	4.1%	2.5%
Annual dividends	--	--	--	--
Expected stock price volatility	--	55%	60%	56%
Expected option life	--	3.5 years	5.0	3.5 years
Per share fair value of options granted (Cdn$)	--	$0.62	$1.42	$0.76

3.         Financial Instruments

During the quarter, the Corporation reduced its gold forward sales position by 55,000 (2005 – 100,250) ounces at a cost of $18,693,000 (2005 – $12,627,000). In accordance with Accounting Guideline 13, "Hedging Relationships", losses associated with the early settlement of contracts were deferred and are being amortized over the same period as the forward sales contracts were originally scheduled to be closed out. As at June 30, 2006, $15,754,000 ($13,049,000 in current assets) of the deferred hedging loss from early settlement of contracts remained deferred and will be amortized over the period that the forward sales contracts were originally scheduled to settle (July 2006 – December 2007).

At June 30, 2006, Kemess Mines Ltd. had remaining gold forward sales commitments with a major financial institution to deliver 84,000 ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between November 30, 2006 and December 31, 2007. The unrealized loss on these forward contracts at June 30, 2006 was approximately $27,040,000.

At June 30, 2006, the Corporation had forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred. A total volume of 13,700 metric tonnes of copper were sold forward using LME contracts maturing from July 2006 through November 2006 at an average forward price of $2.79 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Falconbridge under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis. The fair value of these contracts at June 30, 2006 was a net loss of $22,045,000.

4.         Future Income Taxes

On July 31, 2006, Northgate Minerals Corporation and three of its wholly owned subsidiaries completed a vertical amalgamation in order to simplify the group’s corporate structure and take advantage of a variety of tax synergies between Northgate’s Canadian-based assets. As a result of the amalgamation and the substantial increase in gold and copper prices and resulting increase in earnings, the Corporation determined that it was more likely than not that the Corporation will utilize available tax losses and other tax deductions and released $17,000,000 in valuation allowance for the Corporation’s future income tax assets. This release increased second quarter net earnings by the same amount.

5.         Commitments and Contingencies

In June 2006, the Corporation entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of Northgate’s existing Kemess South mine. The Corporation paid Cdn$500,000 on signing of the agreement and the Corporation will provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life.

During the quarter, Northgate launched an unsolicited offer to purchase all the outstanding common shares of Aurizon Mines Ltd ("Aurizon"). On July 7, 2006, the Corporation withdrew its offer after the British Columbia Court of Appeal upheld a previous lower court injunction against Northgate’s offer. As a result of this ruling, Aurizon was awarded its costs and damages that are yet to be determined. The Corporation has accrued an estimate of these costs and damages as a charge against earnings in the second quarter of 2006.
13 |	Q2/2006 Interim Report